October 19, 2023

BY EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Technology

100 F Street, NE
Washington, DC 20549

Re:	StoneBridge Acquisition Corp.
Amendment No. 2 to Registration Statement on Form F-4
Filed September 28, 2023
File No. 333-272915

Ladies and Gentlemen:

On behalf of our client, StoneBridge Acquisition Corp. (the “Company”), we are writing to submit the Company’s response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated October 12, 2023, relating to the Company’s Registration Statement on Form F-4 filed via EDGAR on September 28, 2023.

The Company is concurrently filing via EDGAR Amendment No. 3 to the Form F-4 (the “Amendment No. 3”), which reflects the Company’s response to the comments received by the Staff and certain updated information.

We have set forth below the comments in the Staff’s letter, in bold, and the Company’s responses thereto.

Amendment No. 2 to Registration Statement on Form F-4 filed September 28, 2023

General

We note your disclosure beginning on page 19 that the Sponsor has deposited an aggregate of $2,081,947 into the Trust Account, as of September 20, 2023. We also note that beginning on page 33 and elsewhere you state that the Sponsor has deposited an aggregate of $181,947 into the Trust Account as of the date of this proxy statement/prospectus. Please revise the disclosure throughout the prospectus to correct these inconsistencies or explain the discrepancy.

Response: The Company acknowledges the Staff’s comment and has revised Amendment No. 3 on pages 19, 33, 46, 96, 140, 156, 219, and 288 to address the Staff’s comment.

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If you have any questions, please feel free to contact me at (713) 651-2678. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Michael J. Blankenship

Michael J. Blankenship

cc: Bhargav Marepally, Chief Executive Officer, StoneBridge Acquisition Corporation